Exhibit 99.1

So-Young Reports Unaudited First Quarter 2025 Financial Results

BEIJING, China, May 16, 2025 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Total revenues were RMB297.3 million (US$41.0 million1), compared with RMB318.3 million in the corresponding period of 2024, at the high-end of its previous guidance range.

•	Net loss attributable to So-Young International Inc. was RMB33.1 million (US$4.6 million), compared with net loss attributable to So-Young International Inc. of RMB21.2 million in the same period of 2024.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB31.5 million (US$4.3 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB4.1 million in the same period of 2024.

First Quarter 2025 Operational Highlights

•	The aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB303.2 million, compared with RMB367.1 million in the same period of 2024.

•	Number of verified paid visits for the quarter reached over 45,500, compared with approximately 4,600 in the same period of 2024. The number of verified paid aesthetic treatments performed surpassed 92,900, compared with approximately 8,500 in the same period of 2024.

•	The number of active users, defined as those who visited the aesthetic centers at least once during the 12-month period ending on March 31, 2025, exceeded 75,700, compared with approximately 8,000 users during the corresponding period in 2024.

•	As of March 31, 2025, So-Young had 23 aesthetic centers in nine major cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Chengdu, Wuhan, Chongqing and Changsha, all of which are fully operational. Among them, 18 centers have achieved positive monthly operating cash flow. The following table shows the revenues generated by So-Young aesthetic centers, categorized by their phase of development:

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.2567 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2025.

2 Non-GAAP net income/(loss) attributable to So-Young International Inc. is defined as net income/(loss) attributable to So-Young International Inc. excluding share-based compensation expenses, impairment of goodwill attributable to So-Young International Inc., impairment of long-term investment attributable to So-Young International Inc., allowance for credit loss from loans to investees attributable to So-Young International Inc., gain/(loss) on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc., and tax effects on non-GAAP adjustments. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Phase (The length of time since establishment)	Number of Centers	Revenue (RMB)	Average Revenue per Center (RMB)
Ramp-up (0-3 months)	4	1,414,000	354,000
Growth (4-12 months)	15	75,860,000	5,057,000
Maturity (over 12 months)	4	21,553,000	5,388,000

•	The number of institutions So-Young served with supply chain solutions for injectables grew to over 1,500 as of March 31, 2025. Shipments of Elasty injectable products reached approximately 27,900 units in the first quarter of 2025, compared with 24,500 in the same period of 2024.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “Our branded aesthetic centers continue to generate strong growth momentum, achieving triple-digit year-over-year revenue growth. This performance demonstrates how our integrated transformation strategy is fulfilling untapped market needs and creating synergies across our core business lines. We are confident this momentum will continue as we scale, enabling us to address key customer pain points and elevate the overall medical aesthetic experience. The integration of our subsidiary, Wuhan Miracle Laser, has further strengthened our upstream capabilities, expanding our product pipeline and supporting the deployment of our branded devices across our offline network. These advancements enhance our ability to reduce costs while increasing customer spend and fostering long-term loyalty. We remain focused on expanding the density of our aesthetic centers to deliver high-quality, cost-effective, and reliable medical aesthetic solutions to more consumers.”

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “We are encouraged to see our aesthetic center business emerge as a new growth driver, showcasing our ability to commercialize an innovative business model and set new industry benchmarks. While our near-term financial results reflect ongoing strategic investments to support long-term sustainable growth, we remain committed to disciplined expansion and continuous operational improvements across our existing aesthetic centers.”

First Quarter 2025 Financial Results

Revenues

Total revenues were RMB297.3 million (US$41.0 million), a decrease of 6.6% from RMB318.3 million in the same period of 2024. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Information, reservation services and other revenues were RMB142.9 million (US$19.7 million), a decrease of 34.1% from RMB216.6 million in the same period of 2024. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Aesthetic treatment services[3] revenues were RMB98.8 million (US$13.6 million), an increase of 551.4% from RMB15.2 million in the same period of 2024. The increase was primarily due to the business extension of the branded aesthetic centers.

•	Sales of medical products and maintenance services were RMB55.6 million (US$7.7 million), a decrease of 35.7% from RMB86.5 million in the same period of 2024, primarily due to a decrease in the order volume of medical equipment.

3 Since the fourth quarter of 2024, in light of the better monitoring business development of branded aesthetic centers, the previous line item information services and others was separated into two line items, which are aesthetic treatment services and information services and others. And the Company grouped the revenue generated from information services and others and reservation services, which is renamed as information, reservation services and others.

The revenue generated from aesthetic treatment services was previously reported in line item of information services and others. The information, reservation services and others for the first quarter of 2024 have also been retrospectively updated. The amount reclassified from previous line item information services and others to aesthetic treatment services is RMB15.2 million for the first quarter of 2024.

Cost of Revenues

Cost of revenues was RMB151.4 million (US$20.9 million), an increase of 29.1% from RMB117.3 million in the first quarter of 2024. The increase was primarily due to business extension of the branded aesthetic centers. Cost of revenues included share-based compensation expenses of RMB0.0 million (US$0.0 million), compared with RMB0.1 million in the corresponding period of 2024.

•	Cost of information, reservation services and others[4] were RMB40.7 million (US$5.6 million), a decrease of 34.1% from RMB61.8 million in the first quarter of 2024. The decrease was primarily due to a decrease in the cost of services associated with So-Young Prime.

•	Cost of aesthetic treatment services were RMB80.3 million (US$11.1 million), an increase of 547.6% from RMB12.4 million in the first quarter of 2024. The increase was primarily due to the business extension of the branded aesthetic centers.

•	Cost of medical products sold and maintenance services were RMB30.4 million (US$4.2 million), a decrease of 29.4% from RMB43.1 million in the first quarter of 2024. The decrease was primarily due to a decrease in costs associated with the sales of medical equipment.

Operating Expenses

Total operating expenses were RMB189.3 million (US$26.1 million), a decrease of 20.4% from RMB237.8 million in the first quarter of 2024.

•	Sales and marketing expenses were RMB103.4 million (US$14.3 million), a decrease of 8.7% from RMB113.3 million in the first quarter of 2024. The decrease was mainly due to a decrease in expenses associated with branding and user acquisition activities. Sales and marketing expenses included share-based compensation expenses of RMB0.1 million (US$0.0 million) in the first quarter of 2025, compared with RMB0.1 million in the corresponding period of 2024.

•	General and administrative expenses were RMB53.7 million (US$7.4 million), a decrease of 36.7% from RMB85.0 million in the first quarter of 2024. The decrease was primarily due to a decrease in share-based compensation expenses. General and administrative expenses included share-based compensation expenses of RMB1.4 million (US$0.2 million) in the first quarter of 2025, compared with RMB24.5 million in the corresponding period of 2024.

•	Research and development expenses were RMB32.1 million (US$4.4 million), a decrease of 18.9% from RMB39.6 million in the first quarter of 2024. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses included share-based compensation expenses of RMB0.1 million (US$0.0 million) in the first quarter of 2025, compared with RMB0.8 million in the corresponding period of 2024.

Income Tax Benefits

Income tax benefits were RMB1.6 million (US$0.2 million), compared with income tax benefits of RMB2.6 million in the same period of 2024.

Net Loss Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB33.1 million (US$4.6 million), compared with a net loss attributable to So-Young International Inc. of RMB21.2 million in the first quarter of 2024.

4 Since the fourth quarter of 2024, the previous line item cost of services and others was separated into two line items, which are cost of aesthetic treatment services and cost of information, reservation services and others. Cost of aesthetic treatment services primarily consists of expenditures relating to aesthetic treatment services in branded aesthetic centers, and the remaining cost of services and others is reclassified into cost of information, reservation services and others. The cost of aesthetic treatment services and cost of information, reservation services and others for the first quarter of 2024 have also been retrospectively reclassified.

Non-GAAP Net (Loss)/Income Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, was RMB31.5 million (US$4.3 million), compared with RMB4.1 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2024.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.32 (US$0.04) and RMB0.32 (US$0.04), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.21 and RMB0.21, respectively, in the same period of 2024.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of March 31, 2025, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,106.2 million (US$152.4 million), compared with RMB1,253.2 million as of December 31, 2024.

Business Outlook

For the second quarter of 2025, So-Young expects aesthetic treatment services revenues to be between RMB120.0 million (US$16.5 million) and RMB140.0 million (US$19.3 million), representing a 337.3% to 410.1% increase from the same period in 2024. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses and impairment of goodwill from income/(loss) from operations, and excluding share-based compensation expenses, impairment of goodwill, impairment of long-term investment, allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment and tax effects on non-GAAP adjustments from net income/(loss) attributable to So-Young International Inc., respectively. Starting from the fourth quarter of 2024, the Company newly included impairment of long-term investment, allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment and tax effects on non-GAAP adjustments as additional adjustments in its non-GAAP financial measures, which may result in differences from previously disclosed non-GAAP figures.

The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses (i) that are not expected to result in cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, the impairment of goodwill, impairment of long-term investment and allowance for credit loss from loans to investees are non-cash in nature. Gain/(loss) on disposal of long-term investment and fair value change of long-term investment are non-recurring in nature. And, in substance, both impairment of long-term investment and allowance for credit loss from loans to investees are impairment of investment. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, impairment of goodwill, impairment of long-term investment, allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment and tax effects on non-GAAP adjustments in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Friday, May 16, 2025, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China：	4001-201203
US:	+1-888-346-8982
Hong Kong：	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, May 23, 2025. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	5245284

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

E-mail: dee.wang@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	587,749	444,730	61,285
Restricted cash and term deposits	66,367	86,230	11,883
Trade receivables	98,774	91,511	12,611
Inventories	151,754	175,301	24,157
Receivables from online payment platforms	24,255	27,733	3,822
Amounts due from related parties	1,218	723	100
Term deposits and short-term investments	599,041	575,234	79,269
Prepayment and other current assets	195,202	215,628	29,714
Total current assets	1,724,360	1,617,090	222,841
Non-current assets:
Long-term investments	280,281	277,443	38,233
Intangible assets	126,615	127,976	17,636
Goodwill	684	684	94
Property and equipment, net	155,352	169,776	23,396
Deferred tax assets	84,950	84,870	11,695
Operating lease right-of-use assets	162,764	181,065	24,951
Other non-current assets	200,152	185,606	25,577
Total non-current assets	1,010,798	1,027,420	141,582
Total assets	2,735,158	2,644,510	364,423

Liabilities
Current liabilities:
Dividend payable	—	19,036	2,623
Short-term borrowings	69,771	59,720	8,230
Taxes payable	61,862	53,292	7,344
Contract liabilities	76,579	74,416	10,255
Salary and welfare payables	111,396	55,453	7,642
Amounts due to related parties	477	569	78
Accrued expenses and other current liabilities	265,216	272,981	37,616
Operating lease liabilities-current	44,905	51,876	7,149
Total current liabilities	630,206	587,343	80,937
Non-current liabilities:
Operating lease liabilities-non current	125,200	135,662	18,695
Deferred tax liabilities	19,758	19,095	2,631
Other non-current liabilities	1,264	1,504	207
Total non-current liabilities	146,222	156,261	21,533
Total liabilities	776,428	743,604	102,470

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity:
Treasury stock	(376,690)	(382,718)	(52,740)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2024 and March 31, 2025; 77,897,969 and 65,659,510 shares issued and outstanding as of December 31, 2024, 78,022,915 and 65,092,948 shares issued and outstanding as of March 31, 2025, respectively)	253	253	35
Class B ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2024 and March 31, 2025; 12,000,000 shares issued and outstanding as of December 31, 2024 and March 31, 2025)	37	37	5
Additional paid-in capital	3,069,799	3,052,436	420,637
Statutory reserves	40,552	40,552	5,588
Accumulated deficit	(926,390)	(959,528)	(132,226)
Accumulated other comprehensive income	31,560	30,279	4,173
Total So-Young International Inc. shareholders’ equity	1,839,121	1,781,311	245,472
Non-controlling interests	119,609	119,595	16,481
Total shareholders’ equity	1,958,730	1,900,906	261,953
Total liabilities and shareholders’ equity	2,735,158	2,644,510	364,423

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Revenues:
Information, reservation services and others	216,641	201,512	142,853	19,686
Aesthetic treatment services	15,171	81,267	98,827	13,619
Sales of medical products and maintenance services	86,470	86,432	55,590	7,661
Total revenues	318,282	369,211	297,270	40,966
Cost of revenues:
Cost of information, reservation services and others	(61,827)	(44,518)	(40,726)	(5,612)
Cost of aesthetic treatment services	(12,395)	(65,208)	(80,264)	(11,061)
Cost of medical products sold and maintenance services	(43,093)	(43,325)	(30,425)	(4,193)
Total cost of revenues	(117,315)	(153,051)	(151,415)	(20,866)
Gross profit	200,967	216,160	145,855	20,100
Operating expenses:
Sales and marketing expenses	(113,256)	(134,045)	(103,417)	(14,251)
General and administrative expenses	(84,953)	(98,420)	(53,743)	(7,406)
Research and development expenses	(39,591)	(42,753)	(32,109)	(4,425)
Impairment of goodwill	—	(540,009)	—	—
Total operating expenses	(237,800)	(815,227)	(189,269)	(26,082)
Loss from operations	(36,833)	(599,067)	(43,414)	(5,982)
Other income/(expenses):
Investment income/(loss), net	2,099	7,623	(785)	(108)
Interest income, net	12,313	8,237	7,025	968
Exchange gains/(losses)	394	(763)	25	3
Impairment of long-term investment	—	(7,350)	—	—
Share of losses of equity method investee	(3,996)	(3,413)	(2,442)	(337)
Others, net	3,280	(11,103)	4,834	666
Loss before tax	(22,743)	(605,836)	(34,757)	(4,790)
Income tax benefits/(expenses)	2,557	(2,126)	1,605	221
Net loss	(20,186)	(607,962)	(33,152)	(4,569)
Net (income)/loss attributable to noncontrolling interests	(1,054)	386	14	2
Net loss attributable to So-Young International Inc.	(21,240)	(607,576)	(33,138)	(4,567)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Net loss per ordinary share
Net loss per ordinary share attributable to ordinary shareholder - basic	(0.27)	(7.70)	(0.42)	(0.06)
Net loss per ordinary share attributable to ordinary shareholder - diluted	(0.27)	(7.70)	(0.42)	(0.06)
Net loss per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.21)	(5.92)	(0.32)	(0.04)
Net loss per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.21)	(5.92)	(0.32)	(0.04)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	79,551,454	78,905,617	78,562,865	78,562,865
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	79,551,454	78,905,617	78,562,865	78,562,865

Share-based compensation expenses included in:
Cost of revenues	55	(34)	(30)	(4)
Sales and marketing expenses	(53)	(239)	(130)	(18)
General and administrative expenses	(24,453)	(1,731)	(1,404)	(193)
Research and development expenses	(843)	(211)	(93)	(13)

* Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
GAAP loss from operations	(36,833)	(599,067)	(43,414)	(5,982)
Add back: Share-based compensation expenses	25,294	2,215	1,657	228
Add back: Impairment of goodwill	—	540,009	—	—
Non-GAAP loss from operations	(11,539)	(56,843)	(41,757)	(5,754)

GAAP net loss attributable to So-Young International Inc.	(21,240)	(607,576)	(33,138)	(4,567)
Add back: Share-based compensation expenses	25,294	2,215	1,657	228
Add back: Impairment of goodwill attributable to So-Young International Inc.	—	540,009	—	—
Add back: Impairment of long-term investment attributable to So-Young International Inc.	—	7,350	—	—
Add back: Allowance for credit loss from loans to investees attributable to So-Young International Inc.	—	13,843	—	—
Reversal: Gain on disposal of long-term investment and fair value change of long-term investment attributable to So-Young International Inc.	—	(7,791)	—	—
Reversal: Tax effects on non-GAAP adjustments (1)	—	(1,276)	—	—
Non-GAAP net income/(loss) attributable to So-Young International Inc.	4,054	(53,226)	(31,481)	(4,339)

(1) To adjust the income tax effects of non-GAAP adjustments, which is primarily related to allowance for credit loss from loans to investees, gain/(loss) on disposal of long-term investment and fair value change of long-term investment. Other non-GAAP adjustment items have no tax effect, because full valuation allowances were provided for related deferred tax assets as it is more-likely-than-not they will not be realized.